ENGAGEMENT SCHEDULE NO. 2

THIS ENGAGEMENT SCHEDULE NO. 2 (this “Engagement Schedule”), is made this  30th day of May, 2014 (“Effective Date”) by and between The Prudential Insurance Company of America (“Prudential”) and Regulus Group, LLC (“Vendor”) and is attached to and made a part of that certain Master Services Agreement between Prudential and Vendor dated December 23, 2010, as amended (the “Agreement”).

Background

WHEREAS, Prudential is a party to a reinsurance agreement and one or more administrative services agreements (collectively, the “Hartford Agreements”) with Hartford Life and Accident Insurance Company, Hartford Life and Annuity Insurance Company and Hartford Life Insurance Company (collectively, the “Hartford Group”); and

WHEREAS, subject to the terms and conditions of the Agreement, Prudential has selected Vendor to provide, and Vendor has agreed to provide to Prudential and its Affiliates, the remittance processing services, information technology solutions and other related services in connection with  the insurance policies, annuity contracts, and other products which are administered by Prudential, all as further described in this Engagement Schedule and on the terms and conditions set forth in this Engagement Schedule and the Agreement.  Capitalized terms used in this Engagement Schedule, and not otherwise defined in this Engagement Schedule or Attachment A to this Engagement Schedule, have the meanings specified in the Agreement.  In the event of conflict between this Engagement Schedule and the Agreement, this Engagement Schedule controls.

Prudential and Vendor agree as follows:

1.SERVICES

1.1           Generally.  Commencing as of the Effective Date and continuing throughout the Term, Vendor will provide to Prudential and its Affiliates on behalf of Prudential the following services:

(a) the Pre-Work Build Services described in the Statement of Work attached to this Engagement Schedule as Attachment B-1 (“Pre-Work Build Services”);

(b)           the Remittance Processing Services on behalf of the Hartford Group described in the Statement of Work attached to this Engagement Schedule as Attachment B-2;

(c)           the services, including project activities and services, being performed prior to the Effective Date in connection with the Services described in Attachment B-2, even if the service, function or responsibility is not specifically described in this Engagement Schedule; and

(d)           any incidental services, functions or responsibilities not specifically described in this Engagement Schedule, but which are required for the proper performance and delivery of the services, functions and responsibilities set forth in (a) through (c) above ((a) through (d) collectively, the “Designated Services”).

1.2           Changes in Law and Regulations.

(a)           Each of the parties will promptly notify the other party of any changes in Regulatory Requirements of which it becomes aware, that may relate to the use of the Services by Prudential and Prudential Affiliates or Vendor’s delivery of the Services.  Vendor and Prudential will work together to identify the impact of such changes on how Prudential uses, and Vendor delivers, the Services.  Vendor will be responsible for any fines and penalties arising from any noncompliance in Vendor’s delivery of the Services with any such law, legislative enactment or industry or regulatory requirement applicable to Vendor in performance of the Services provided hereunder, except to the extent such noncompliance results from written instructions given by Prudential or a Prudential Agent.

(b)           Vendor will perform the Services regardless of changes in Regulatory Requirements.  If such changes prevent Vendor from performing its obligations under this Engagement Schedule, Vendor will promptly develop and, subject to Prudential's written approval, implement a suitable Workaround until such time as Vendor can perform its obligations under this Engagement Schedule without such Workaround. Any Change in the Services required because of changes in Regulatory Requirements will be subject to the Change Control Procedures set forth in Attachment F.

2.PRE-WORK BUILD SERVICES

2.1           Pre-Work Build Services.  Vendor will, in accordance with the terms set forth in Attachment B-1, perform the Pre-Work Build Services to establish the appropriate information technology operations and capabilities of Prudential to Vendor in connection with the Services.  The Pre-Work Build Services will be performed in accordance with Attachment B-1, including related milestones for the pre-work services and functions to Vendor from Prudential set forth in Attachment B-1, and in a manner that will minimize any disruption to the related operations of Prudential and Prudential Affiliates.  Prudential will perform those obligations respecting the setup of its information technology operations and capabilities to Vendor as are specifically identified as Prudential responsibilities in Attachment B-1.

2.2           Third Party Services. Prudential may contract with a third party to perform any service, including application development, maintenance, training and related services to augment or supplement the Services ("New Services").  Upon written request of Prudential (including, without limitation, any request via email), Vendor will assist Prudential in identifying qualified third party suppliers to provide New Services.  If Prudential contracts with a third party to perform any New Service, Vendor will cooperate in good faith with Prudential and any such third party, to the extent reasonably required by Prudential, provided Vendor is not required to disclose its proprietary information to such third party, unless by mutual  consent between Vendor and Prudential in writing.

3.PRUDENTIAL RESPONSIBILITIES

3.1           Prudential Project Manager.  Within thirty (30) days following the Effective Date, Prudential shall appoint an individual (the “Prudential Project Manager”) who will serve as the primary Prudential representative under this Engagement Schedule.  The Prudential Project Manager will (a) have overall responsibility for managing and coordinating the performance of the obligations of Prudential under this Engagement Schedule, and (b) be authorized to act for and on behalf of Prudential with respect to all matters relating to this Engagement Schedule.  Notwithstanding the foregoing, the Prudential Project Manager may, upon written notice to Vendor’s Project Executive, delegate such of his or her responsibilities to other Prudential employees or representatives as the Prudential Project Manager deems appropriate.

3.2           Use of Prudential Facilities.  Vendor’s use of, and the provision by Prudential of, the Prudential Assets and Facilities (and/or that of Prudential's third parties), will be governed by the terms of the Agreement and as set forth in the applicable Statement of Work.

4.SERVICE LEVELS

4.1           Service Levels.  Vendor will perform the Services in accordance with acceptable industry standards, in compliance with the milestones set forth in Attachment B-1 and in accordance with the Service Levels set forth in Attachment E-1 for Services.

4.2           Adjustment of Service Levels and Redefinition of Adjustment Formulae.  Prudential may, in accordance with the Change Control Procedures set forth in Attachment F: (a) add or delete Service Levels and (b) redefine the Service Level adjustment formulae set forth in Attachment E-1 (as amended from time to time), in each case as provided in Attachment E-1, as the case may be (Service Levels).

4.3           Root-Cause Analysis.  Upon Vendor’s failure to provide the Services in accordance with the applicable Service Levels (for any reason other than a Force Majeure Event) Vendor will promptly (a) perform a root-cause analysis to identify the cause of such failure, (b) provide Prudential with a report detailing the cause of, and procedure for correcting, such failure, (c) obtain Prudential's written approval of the proposed procedure for correcting such failure, (d) correct such failure in accordance with the approved procedure, (e) provide weekly (or more frequent, if appropriate) reports on the status of the correction efforts, and (f) provide Prudential with assurances satisfactory to Prudential that such failure has been corrected and will not recur.

4.4           Measurement and Monitoring Tools.  The measurements and service level management procedures for the Services, as set forth in Attachments E-1, will be used to measure Vendor’s performance of the Services against the applicable Service Levels.  Such measurement and monitoring tools and procedures will (a) be implemented upon the Effective Date; provided, however that Vendor shall not be liable for any penalties for failure to provide the Services in accordance with the applicable Service Levels until 90 days after successful completion of all testing and written acceptance by Prudential of the Pre-Work Build Services set forth in Attachment B-1; (c) permit reporting at a level of detail sufficient to verify compliance with the Service Levels; and (d) be subject to audit by Prudential or its designee in accordance with the Agreement, except such audit will not include the installation of any audit software on Vendor's network or require Vendor to disclose or provide access to any of Vendor’s other customers confidential information.

4.5           Service Levels Credits.  If Vendor fails to provide the Services in accordance with the applicable Service Levels for any reason, except for Force Majeure Events (as defined in the Agreement), Vendor will incur the Service Level Credits identified in and according to the schedule set forth Attachment E-1, provided that Vendor may earn back such Service Level Credits as provided under the provisions of Attachment E-1, as the case may be.  The Service Level Credits will not limit Prudential’s right to recover, in accordance with the terms of this Engagement Schedule, any other damages to which it may be entitled with respect to such failure to provide the Services in accordance with the Service Levels.

5.WORK PRODUCT

In accordance with the terms of the Agreement, the development of any Work Product in connection with the Designated Services will be specifically described in the applicable Statement of Work.  Each party's authorized representative must agree in writing to the designation of deliverables as Work Product.

6.SERVICE LOCATIONS

The Services will be provided as set forth in Attachment C:  (a) to the Prudential Service Locations, (b) from the Designated Vendor Service Locations and Designated Vendor Data Centers, and (c) from the Additional Vendor Service Locations and/or Additional Vendor Data Centers; provided, however, that the provision of Services from an Additional Vendor Service Location and/or Additional Vendor Data Center is subject to Prudential's written approval.  If Vendor requests the use of an Additional Vendor Service Location and/or Additional Vendor Data Center, any reasonable incremental expenses incurred by Prudential as a result of Vendor’s use of an Additional Vendor Service Location will be paid by Vendor or reimbursed to Prudential by Vendor, including costs associated with relocation of transmission lines and post office boxes, if any.  If Prudential requires the use of an Additional Vendor Service Location and/or Additional Vendor Data Center, Prudential will incur the aforementioned costs and expenses.  Vendor shall not provide Services to any third party from any Prudential Service Location.

7.INFORMATION AND REPORTS

7.1           Reports.  Vendor will provide reports to Prudential in the form agreed upon by the parties and listed in Attachment L.  Except as otherwise provided in this Section 7, after the Effective Date, any Prudential requested changes to existing reports or requests for customized reports/supporting documentation that are not generally available to Vendor's other customers will be provided subject to the Change Control Procedures set forth in Attachment F.

7.2           Additional Reports. Notwithstanding any reporting requirements set forth in Attachment L, Vendor will prepare such additional scheduled reports as Prudential may identify in writing from time to time and make such additional reports and any existing reports identified in Attachment L or in the Engagement Schedule available to Prudential and its designated agents for such additional retention periods as Prudential may require in writing or to comply with applicable laws and regulations.  Furthermore, Prudential may upon reasonable written notice to Vendor request reports on an ad hoc basis, and Vendor shall provide such ad hoc reports as determined under expedited change control procedures. Prudential shall reimburse Vendor for the reasonable costs and expenses incurred by Vendor in the preparation and storage of such ad hoc reports.  Any reports made pursuant to this Engagement Schedule must be provided and maintained in a readable format accessible to Prudential and its Prudential Agents.

7.3           Quarterly Certification – Variable Insurance Remittances.  Within five (5) Business Days following the completion of each calendar quarter during the Term, Vendor shall submit to Prudential an affidavit signed by an authorized officer of Vendor in a form acceptable to Prudential certifying that Vendor is transmitting Variable Insurance Remittances in accordance with the processing standards set forth in Attachment E-1 in order for Prudential to comply with its obligations under Rule 22c-1 of the Investment Company Act of 1940.

7.4           Third Party Security Assessment Questionnaire.  No more than one time per year, in addition to any information provided by Vendor pursuant to Section 8.3.3 of the Agreement, Vendor shall use commercially reasonable efforts to assist Prudential in completing any third-party security assessment questionnaire received from the Hartford Group.  Any information provided by Vendor pursuant to this Section 7.4 shall constitute Vendor Confidential Information (as defined below).

8.PROJECT STAFF

8.1           Vendor Project Manager.  Vendor will appoint an individual (the “Vendor Project Manager”), who from the date of this Engagement Schedule will serve as the primary Vendor representative under this Engagement Schedule.  Vendor’s appointment of any Vendor Operational Project Manager will be subject to review by Prudential and mutually agreed upon by the parties in writing.  The Vendor Project Manager will (a) have overall responsibility for managing and coordinating the performance of Vendor’s obligations under this Engagement Schedule, and (b) be authorized to act for and on behalf of Vendor with respect to all matters relating to this Engagement Schedule.

8.2           Vendor Key Employees.  With respect to the Vendor Key Employees, the parties agree as follows:

(a)           Vendor Key Employee will be assigned to the performance of Services.  Before assigning an individual to a Vendor Key Employee position, whether as an initial assignment or as a replacement, the parties must mutually agree on such individual in writing.

(b)           Unless mutually agreed to by the parties in writing, Vendor will not replace or reassign any Vendor Key Employee for one (1) year from (A) the Effective Date, in the case of the initial Vendor Key Employees, or (B) the date of his or her assignment to the Services, in the case of any individual replacing the initial Vendor Key Employees, unless such Vendor Key Employee (v) is promoted to another position by Vendor (w) voluntarily resigns from Vendor, (x) is dismissed by Vendor, (y) fails to perform his or her duties and responsibilities pursuant to this Engagement Schedule, or (z) dies or is unable to work due to his or her disability.

(c)           If Prudential in good faith decides that any Vendor Key Employee should not continue in that position, then the Prudential Project Manager may, upon written notice to Vendor, require removal of such Vendor Key Employee.  Vendor will, as soon as reasonably practicable, replace such Vendor Key Employee in accordance with this Section 8.2.  Vendor will conduct the replacement for the Vendor Key Employees in such a manner so as to assure an orderly succession for any Vendor Key Employee who is replaced.  Vendor's obligations relating to error and delay/failure rates and other performance standards will not be excused in the event any Vendor Key Employee, Vendor Project Staff member, or Vendor Agent is replaced, including, without limitation, for causes such as: failure of the replaced individual to obtain and/or maintain the necessary training, expertise, licensure, certification or other qualifications required to perform their duties competently.  In addition, such replacement is not considered a Force Majeure Event.

(d)           If any Vendor Resource assigned to provide Services and has access to Prudential Systems under this Engagement Schedule is terminated or otherwise removed from the Services, Vendor must notify Prudential within one (1) Business Day of said termination/removal in order for Prudential to terminate that Vendor Resource access to Prudential Systems.

8.3           Project Staff.  Vendor will appoint a sufficient number of Vendor Resources, with suitable training and skills to perform the Services.  Vendor will provide Prudential with a list of all Vendor Resources dedicated to the Project Staff at the end of every six (6) months following the Effective Date.  Project Staff located at Prudential Service Locations may only provide services on such premises which support the operations of Prudential.  Vendor will not knowingly, without Prudential's written approval, appoint as a member of the Project Staff, any former employee or contractor of Prudential or its Affiliates.

8.4           Conduct of Vendor Personnel.  While at the Prudential Service Locations, Vendor and Vendor Agents will comply with the requests, standard rules and regulations of Prudential regarding safety and health, personal and professional conduct generally applicable to such Prudential Service Locations, and otherwise conduct themselves in a businesslike manner.

8.5           Right to Remove Vendor Resources.  Prudential shall have the right, in its sole discretion, to require Vendor within five (5) Business Days, or such other timeframe mutually agreed to by the parties in writing, to remove and, at Prudential's request, provide a replacement for any Vendor Resource working on-site at Prudential's facilities or with direct contact with Prudential, including without limitation, the Vendor Project Manager or any Vendor Agent, whom Prudential deems to be unfit or otherwise unsatisfactory to perform Vendor's duties hereunder, provided that Prudential shall exercise such right in writing. Race, gender, age, national origin or other legally protected status shall not be valid grounds for any such request by Prudential.

8.6           Offshore Vendor Resources.  Vendor Resources located offshore (outside of the United States) and authorized by Prudential to perform certain Services, as agreed to in writing by the parties, are prohibited from gaining access to any Prudential Confidential Information prior to the Vendor's full implementation of the Data Loss Protection controls, which are subject to a security review by Prudential, agreed to by the parties.

9.MANAGEMENT AND CONTROL

9.1           Governance Provisions.  Attachment G sets forth the governance and dispute resolution process that will enable the parties to (a) oversee the performance of each party’s obligations under this Engagement Schedule, and (b) monitor and resolve disagreements regarding the provision of the Services and the Service Levels that are not resolved by the Prudential Project Manager and Vendor Project Manager.

9.2           Change Control Procedures.  Any proposed changes to the Services set forth in this Engagement Schedule must be made in accordance with the Change Control Procedures set forth in Attachment F.

10.SOFTWARE

10.1           Prudential Software.  Prudential hereby grants to Vendor, solely to the extent required by Vendor in its performance of the Services, a revocable, worldwide, royalty-free, non-exclusive, non-transferable license to Use (a) the Prudential Proprietary Software, (b) to the extent permissible under the applicable Prudential Third Party Contracts, the Prudential Third Party Software, and (c) to the extent permissible under the applicable Prudential Third Party Contracts, any Related Documentation in the possession of Prudential on or after the Effective Date.  Vendor may sublicense, to the extent permissible under this Engagement Schedule and the applicable Prudential Third Party Contracts, to Vendor Agents the royalty-free right to Use the Prudential Software solely to provide those Services that such Vendor Agents are responsible for providing under this Engagement Schedule, and for no other purpose or customer of Vendor or Vendor Agents.

10.2           Vendor Software.  Vendor hereby grants, and will cause to be granted, to Prudential and its Prudential Affiliates and Prudential Agents an irrevocable, worldwide, royalty-free, non-transferable (except as transferable under the Agreement), non-exclusive license to Use the Vendor Software during the Term and the Termination Assistance Period, solely to the extent that such Use is reasonably required in connection with the use of the Services by Prudential and its Prudential Affiliates and Prudential Agents and, in the case of the Vendor Third Party Software, to the extent such Use is permitted under applicable third party agreements.

11.BUSINESS CONTINUITY PLAN

11.1           Following implementation of Vendor’s  BCP in accordance with this Engagement Schedule and the Agreement, Vendor will:  (i) periodically update and test the operability of the BCP during every Contract Year that the BCP is fully operational, including testing of all interfacing telecommunications with Prudential; (ii) promptly share its testing results with Prudential; (iii) participate in Prudential's BCP and business continuation tests; (iv) certify to Prudential at least twice during every Contract Year that the BCP is fully operational; (v) implement the BCP upon the declaration by Prudential of a disaster under such BCP; (vi) reinstate all Critical Business Applications upon the declaration of such a disaster within seventy-two (72) hours in accordance with the BCP; and (vii) reinstate all other Services upon the declaration of such a disaster within the time frames specified in the BCP.  If Critical Business Applications are not reinstated within seventy-two (72) hours or if the other Services are not reinstated in accordance with the time frames in such BCP, Prudential may terminate this Engagement Schedule immediately upon notice to Vendor.  In the event of such a disaster, Vendor will not increase its Fees under this Engagement Schedule or charge Prudential any additional or other fees or amounts.

11.2           If a disaster prevents, hinders or delays performance of the Services for more than seventy-two (72) hours, Prudential may procure such affected Services from an alternate source, and Vendor will promptly reimburse Prudential for all costs and expenses incurred by Prudential in procuring the Services during the pendency of the disaster, to the extent that those costs and expenses exceed Vendor’s Fees hereunder for such Services.

    11.3           In addition to the health crisis provision set forth in the Agreement, Vendor will adhere to any and all other pandemic and crisis management procedures described in Attachment H or as otherwise set forth in this Engagement Schedule.

12. AUDIT

12.1           Audit/Inspection.  If, as a result of any audit performed by Prudential or its authorized representatives under this Engagement Schedule pursuant to Section 13.12.2 of the Agreement, Prudential determines that Vendor is not in compliance with this Engagement Schedule; or Prudential determines it is not in compliance with the law or the Harford Agreements due to Vendor’s non-compliance with this Engagement Schedule or applicable law, in each case, Vendor shall promptly correct such non-compliance and shall provide satisfactory assurance to Prudential that such non-compliance will not recur.  If such correction takes more than 72 hours to complete, Vendor shall provide Prudential with a plan for correcting such non-compliance promptly after such 72-hour period, for Prudential's review and approval.  Vendor may dispute any such determination of non-compliance through the dispute resolution procedures set forth in this Engagement Schedule.

13.           WORKPLACE SECURITY

In addition to the requirements set forth in Section 3.6 of the Agreement, Vendor agrees that it will include reasonable workspace controls designed to protect Personal Information.

14.    PAYMENTS TO VENDOR

14.1           Base Charges.  In consideration of Vendor providing the Designated Services, Prudential will pay to Vendor the Fees (“Base Charges”) for the Designated Services set forth on Attachment D (Service Fees).  Except as expressly set forth in this Engagement Schedule, there will be no charges or Fees payable by Prudential in respect of Vendor’s performance of its obligations pursuant to this Engagement Schedule.

14.2           Rights of Set-Off.  With respect to any amount that (a) should be reimbursed to Prudential, or (b) is otherwise payable to Prudential pursuant to this Engagement Schedule, Prudential may, upon notice to Vendor, deduct the entire amount owed to Prudential against the Fees owed to Vendor under this Engagement Schedule.

14.3           Proration.  Except as set forth on Attachment D, all periodic Fees or charges under this Engagement Schedule are to be computed on a calendar month basis and will be prorated on a per diem basis for any partial month.

15.PAYMENT SCHEDULE AND INVOICES

15.1           Base Charges.  Not later than the tenth (10th) day of each month of the Term, Vendor will deliver to Prudential an invoice (the "Monthly Invoice"), together with any supporting documentation that Prudential may reasonably request, for the Base Charges relating to Designated Services performed in accordance with this Engagement Schedule during the preceding month.  Vendor will provide the Monthly Invoice in a form and detail (including chargeback information) satisfactory to Prudential.

15.2           Fee Escalation.  Vendor may increase its Base Charges, so that the new Base Charges will become effective on January 1, 2016, provided that: (i) Vendor gives Prudential 180 days prior written notice of such increase and (ii) that such increase will not exceed the lesser of CPI (as defined in the Agreement) or five percent (5%) above the Base Charges charged Prudential during the preceding calendar year.  Upon receipt of Prudential’s written notice for the First Renewal Term, Vendor shall have ninety (90) days to submit new Base Charges for the First Renewal Term; provided such new Base Charges for the First Renewal Term shall not be increased by more than three percent (3%) above the Base Charges paid for the preceding calendar year.   For any subsequent Renewal Term of this Engagement Schedule, Vendor may increase its rates, provided that such increase will not exceed the greater of CPI (as defined in the Agreement) or three percent (3%) above the rates charged Prudential during the preceding calendar year.

16.TERM AND TERMINATION

16.1           Term. The term of this Engagement Schedule commences on the Effective Date and continues for a period of four (4) consecutive calendar years; thereafter, the anniversary date being December 31st such that the term years of the Engagement Schedule are synchronized with calendar years, unless terminated earlier in accordance with its terms and/or the Agreement ("Initial Term").  [Example: Effective Date Oct. 1, 1981 + 4 calendar years (Jan. 1, 1982 – Dec. 31, 1985); Initial Term = Oct. 1, 1981 through Dec. 31, 1985; all renewal terms will be on a calendar year basis starting Jan. 1].  Prudential, in its sole discretion, has the right to renew this Engagement Schedule for one (1) additional two (2)-year term by providing Vendor with written notice at least one hundred eighty (180) days prior to the expiration of the Initial Term ("First Renewal Term").  If Prudential desires to enter into any additional two (2)-year renewal terms, it must provide Vendor with at least one hundred eighty (180) days written notice prior to the end of the First Renewal Term and any subsequent renewal term, and Vendor and Prudential shall mutually agree in writing to renew this Engagement Schedule.  All renewals will be governed by the terms and conditions of this Engagement Schedule and the Agreement unless otherwise agreed in writing by the Parties.

The Initial Term, the First Renewal Term, and any subsequent Renewal Term are collectively referred to in the Engagement Schedule as "Term."

16.2           Termination.  The Parties’ termination rights are set forth in the Agreement and in Section 16.3 below.  For the avoidance of doubt, the parties acknowledge that no penalties or termination fees shall apply to Prudential’s ability to terminate this Engagement Schedule without cause during the Term, including without limitation termination pursuant to Section 16.3 below.

16.3           Termination for Hartford Agreements.  The Hartford Agreements grant certain rights to the Hartford Group, which, if exercised, enable the Hartford Group to:  (a) replace Prudential under the Hartford Agreements; or (b) terminate the Hartford Agreements.  As such, in the event the Hartford Group replaces Prudential or terminates one or more of the Hartford Agreements, then, notwithstanding any notice requirements under the Agreement, Prudential may terminate this Engagement Schedule, as applicable, immediately upon written notice to Vendor.  Vendor shall cooperate fully with Prudential in all respects in the event that the Hartford Group elects to replace Prudential or to terminate one or more of the Hartford Agreements.

17.           SPECIAL DAMAGES - PRUDENTIAL CLIENTS

The parties agree that for purposes of this Engagement Schedule, “Prudential clients” as such term is used in the definition of Special Damages in Section 7.2.1 of the Agreement shall be deemed to include the Hartford Group and any clients, customers and policy holders of the Hartford Group.

18.           VENDOR CONFIDENTIAL INFORMATION

During the Term of the Agreement, Prudential, may receive or have access to Vendor Confidential Information (as hereinafter defined).  As used in this Engagement Schedule, “Vendor Confidential Information” shall be limited to information provided by Vendor pursuant to Section 7.4 of this Engagement Schedule and information provided by Vendor in connection with any audit of Vendor’s information conducted pursuant to this Engagement Schedule.  Prudential shall not disclose, duplicate, copy, transmit or otherwise disseminate Vendor Confidential Information provided to Prudential by reason of the relationship established by the Agreement or this Engagement Schedule, or learned by Prudential by reason of the Agreement or this Engagement Schedule, except that Prudential may provide such Vendor Confidential Information to a third party, provided that such third party has been informed of the confidential nature of the Vendor Confidential Information.  Prudential shall be liable to Vendor in the event any such third party breaches these confidentiality obligations.

19.           NOTICES

All notices required pursuant to this Engagement Schedule, must be sent to the following individuals, unless otherwise indicated in writing to the other party.

Notices to Prudential:

Program Management Executive (currently Leonard Hayes)
The Prudential Insurance Company of America
2101 Welsh Road, Floor 3N
Dresher, PA  19025

Operational Project Manager (currently Keara Duncan)
The Prudential Insurance Company of America
2101 Welsh Road, Floor 3N
Dresher, PA  19025

Notices to Regulus Group, LLC:

W. Todd Shiver
Executive Vice President
Regulus Group, LLC
4855 Peachtree Industrial Blvd., Suite 245,
Norcross, GA 30092

IN WITNESS WHEREOF, each of Prudential and Vendor has caused this Engagement Schedule to be signed and delivered by its duly authorized representative.

THE PRUDENTIAL INSURANCE COMPANY                                                                                                REGULUS GROUP, LLC
OF AMERICA

By:____________________________________                                                                                                 By:_____________________________

Name:__________________________________                                                                                                Name:___________________________

Title:___________________________________                                                                                                Title:____________________________

Date:___________________________________                                                                                               Date:____________________________